July 9, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Wrap Technologies, Inc.
Registration Statement on Form S-3
(File No. 333-239329)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Wrap Technologies, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Daylight Time on July 10, 2020, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica R. Sudweeks at (619) 272-7063, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

WRAP TECHNOLOGIES, INC.

/s/ David Norris
Name: David Norris
Title: Chief Executive Officer

cc:          Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation